Exhibit 99.1

Stellantis to Acquire First Investors Financial Services Group as Key Step to Developing a Captive Financial Services Business in U.S. Market

AMSTERDAM, September 1, 2021 - Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) (“Stellantis”) today announced it has entered into a definitive agreement to acquire F1 Holdings Corp., parent company to First Investors Financial Services Group (“First Investors”, or the “Company”), a leading independent auto finance company in the United States of America, in an all cash transaction for approximately $285 million, subject to adjustments for closing balance sheet and certain outstanding options (the “Transaction”) from an investor group led by Gallatin Point Capital LLC (“Gallatin Point”) and including affiliates of Jacobs Asset Management, LLC.

Carlos Tavares, CEO of Stellantis, said: “This transaction marks a significant milestone in Stellantis’ sales finance strategy in the critical U.S. market. First Investors has an outstanding financial and operational platform, underpinned by a strong management team, with vast experience in the auto finance space. Direct ownership of a finance company in the U.S. is a white-space opportunity which will allow Stellantis to provide our customers and dealers a complete range of financing options, including retail loans, leases, and floorplan financing in the near-to-medium term.”

Stellantis’ strategic objective is to establish a U.S. captive finance company to support its sales and fully capitalize on its strong market position while creating long-term value for Stellantis shareholders. The acquisition of First Investors allows Stellantis to create a platform from which to grow a full-service captive finance organization. Stellantis is the only major OEM currently operating in the U.S. without a captive auto finance company. The transaction represents a meaningful strategic opportunity, with significant potential for accretive earnings generation and improving customer loyalty. A captive U.S. finance company will enhance the ownership experience and connectivity in the digital age for customers who purchase its award-winning Jeep®, Ram, Dodge, Chrysler, Fiat and Alfa Romeo vehicles, and provide future opportunities to enable emerging business strategies.

Tommy Moore, Jr., President and CEO of First Investors, noted: “We are excited to join the Stellantis team. Becoming part of Stellantis provides long-term stability for our company and employees. We believe that there are significant untapped growth opportunities for First Investors under Stellantis ownership as we expand our product suite to support the auto sales growth of Stellantis. The First Investors management team is fully committed to ensuring a smooth and rapid integration into Stellantis. Meanwhile, we remain committed to continuing to offer our loans and services to our existing network of dealers and current business partners.”

The Transaction is expected to close by the end of 2021, subject to customary closing conditions and regulatory approvals.

BofA Securities served as exclusive financial advisor and Sullivan & Cromwell LLP as legal advisor to Stellantis. Ardea Partners LP served as exclusive financial advisor and Goodwin Procter LLP as legal advisor to Gallatin Point and the Company.

About First Investors

The Company is an auto finance company engaged in originating and holding for investment automobile finance receivables and promissory notes originated by franchised automobile dealers or through refinancing transactions with the vehicle owners. The Company is headquartered in Houston, Texas and has been in business for over 32 years.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

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For more information, contact:
Valérie GILLOT: +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Kevin FRAZIER: +1 248 821 8507 - kevin.frazier@stellantis.com
communications@stellantis.com www.stellantis.com

Tommy MOORE: +1 713 273 5114 - tommy.moore@fifsg.com
Bennie DUCK: +1 713 273 5116 - bennie.duck@fifsg.com
www.fifsg.com

Forward-Looking Statements

This communication contains forward-looking statements. In particular, statements regarding future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, future financial and operating results, the anticipated closing date for the proposed transaction and other anticipated aspects of our operations or operating results are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: uncertainties as to whether the proposed transaction discussed in this document will be consummated or as to the timing thereof; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the risk that the businesses of the parties will be adversely impacted during the pendency of the proposed transaction; the ability of Stellantis to successfully integrate the Company’s operations; business disruption following the transaction; the effect of the announcement of the transaction on the ability of the Company to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company does business; the impact of the COVID-19 pandemic, the ability of Stellantis to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; Stellantis’ ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of Stellantis’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute Stellantis’ business plans and improve its businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in Stellantis’ vehicles; Stellantis’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in Stellantis’ vehicles; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and Stellantis disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning Stellantis and its businesses, including factors that could materially affect Stellantis’ financial results, is included in Stellantis’ reports and filings with the U.S. Securities and Exchange Commission, AFM, and CONSOB.